Exhibit 1

Stock Symbol:	AEM (NYSE and TSX)	For further information: Investor Relations

(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS SECOND QUARTER 2011 RESULTS;
PROVIDES EXPLORATION UPDATE ON GOLDEX AND KITTILA;

ANNOUNCES STRATEGIC INVESTMENT IN RUBICON MINERALS CORPORATION

Toronto (July 27, 2011) — Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) today reported quarterly net income of $68.8 million, or $0.41 per share for the second quarter of 2011.  This result includes a non-cash foreign currency translation loss of $2.7 million, or $0.02 per share and stock option expense of $8.3 million, or $0.05 per share.  Excluding these items would result in adjusted net income of $79.4 million, or $0.47 per share.  In the second quarter of 2010, the Company reported net income of $100.4 million, or $0.64 per share.

The lower net income in 2011 was largely due to a return to normal levels of tax expense and a foreign currency translation loss versus a large tax recovery and a large foreign currency translation gain in the second quarter of 2010.

Second quarter 2011 cash provided by operating activities was $162.8 million ($161.7 million before changes in non-cash components of working capital), up from cash provided by operating activities of $161.6 million in the second quarter of 2010 ($138.9 million before changes in non-cash components of working capital).

The higher cash provided by operating activities in 2011 was primarily due to a 25% higher realized gold price and significantly higher byproduct metal prices when compared to those realized in the second quarter of 2010.

“With the installation of the permanent secondary crusher at Meadowbank, we have seen a significant improvement in our production rates.  Steady state throughput is now allowing us to focus on cost cutting through optimization.  The Company expects to deliver a strong second half operationally, with gold production anticipated to increase approximately 20% over the first half of 2011”, said Sean Boyd, Vice-Chairman and Chief Executive Officer.  “Overall, our corporate strategy, which created significant value over the past five years, remains unchanged.  Over the next several quarters, we expect to be able to lay out a new plan which will keep Agnico-Eagle at the forefront of growth in the gold industry.  To that end, we have made a C$70 million strategic investment in Rubicon Minerals today, and also plan to enter into a technical services agreement to help advance their high grade Phoenix deposit in Red Lake, Ontario”, added Mr. Boyd.

Second quarter 2011 highlights include:

•                  Strong Cash Generation — quarterly cash provided by operating activities of $163 million, or $0.96 per share

•                  Record gold production at Pinos Altos — 51, 066 ounces at $299 total cash costs per ounce

•                  Secondary Crusher Operating at Meadowbank — installation complete in June.  Mill operating at approximately 9,250 tonnes per day in July

•                  One of the Best Drillholes from Kittila’s Rimpi Zone - Hole RIE-11-008 returned 7.1 grams per tonne gold over 21.0 metres true width at 850 metres below surface, approximately 200 metres below the current resource envelope

•                  Gold Mineralization Extended at Goldex’s D Zone — Intersection of 3.0 grams per tonne gold over 117.0 metres core length at 1,100 metres depth confirms similarity of D Zone to current Goldex orebody

Payable gold production(1) in the second quarter of 2011 was 239,328 ounces compared to 257,728 ounces in the second quarter of 2010.  A description of the production and cost performance for each mine is set out further below.

The lower level of production in the 2011 period was largely due to issues in April relating to the March 2011 fire at the Meadowbank mine and also due to higher than expected levels of dilution in its pit during the second quarter of 2011.

Total cash costs for the second quarter of 2011 were $565 per ounce(2).  This compares with $482 per ounce in the second quarter of 2010.  The higher cost in 2011 was largely attributable to the issues at Meadowbank that more than offset the positive impact of higher byproduct metals prices.  Additionally, higher than expected costs have persisted at Kittila as two shutdowns for maintenance on the autoclave (one unplanned), higher fuel and electricity prices and high levels of labour expense (as the mine transitions from contractor to self mining), offset increased gold production.

For the first six months of 2011, the Company produced 491,690 ounces of gold at total cash costs per ounce of $548.  This compares with the first half of 2010 when gold production was 445,960 ounces at total cash costs of $464 per ounce.  The higher gold production in 2011 is mainly due to stronger performances from Kittila (much higher mill recoveries following a process breakthrough) and Pinos Altos (much higher mill throughput following the installation of two more tailings filters).  The higher total cash costs are largely a result of high costs at Meadowbank and Kittila, as previously discussed.

As announced in the June 27, 2011 news release, Agnico-Eagle expects production of approximately 1.08 million ounces of gold for the full year 2011 at total cash costs per ounce of approximately $495.

Second Quarter 2011 Results Conference Call and Webcast Tomorrow

The Company’s senior management will host a conference call on Thursday, July 28, 2011 at 11:00 AM (E.D.T.) to discuss financial results and provide an update of the Company’s exploration and development activities.

(1)  Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

(2)  Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to production costs, see Note 1 to the financial statements.  See also “Note Regarding Certain Measures of Performance”.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnico-eagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3416 or Toll-free 800-814-4861.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-640-1917 or Toll-free 877-289-8525, access code 4403802#.

The conference call replay will expire on August 28, 2011.

The webcast along with presentation slides will be archived for 180 days on the website.

Cash Position Remains Strong

Cash and cash equivalents increased to $139.0 million at June 30, 2011, up from the March 31, 2011 balance of $114.8 million.

Capital expenditures in the second quarter of 2011 were $114.4 million, including $31.1 million at Meadowbank, $22.6 million at LaRonde, $18.9 million at Kittila, $14.3 million on Goldex, $9.7 million at Pinos Altos and $4.4 million at Lapa.

Full year 2011 capital expenditures are expected to total $423 million, up from the December 15, 2010 estimate of $313 million.  Major components of the increase include:

•                  The impact of foreign exchange movements - $25 million

•                  Change in dyke design at Meadowbank - $21 million

•                  Soil settlement remediation at Goldex - $19 million

The remaining amounts are largely accelerated capital previously expected to be spent in 2012 and amounts relating to the Meadowbank fire (of which approximately $10 million may be recovered through insurance).

With its current cash balances, anticipated cash flows and available bank lines, management believes that Agnico-Eagle remains fully funded for the development and exploration of its current pipeline of gold projects in Canada, Finland, Mexico and the USA.

Available bank lines as of June 30, 2011 were approximately $1.2 billion.

Agnico-Eagle today agreed to invest C$70 million in the common shares of Rubicon Minerals Corporation (“Rubicon”) in a non-brokered private placement.  As a result of the transaction, Agnico-Eagle will own 21,671,827 shares of Rubicon, or approximately 9.2% of the basic shares outstanding.  Additionally, the Company plans to enter into a technical services agreement with the goal of advancing Rubicon’s Phoenix gold project in Red Lake, Ontario.

LaRonde Mine — Strong Cash Flow Generation Continues

The 100% owned LaRonde mine in northwestern Quebec, Canada, began operation in 1988.  Overall, proven and probable gold reserves at LaRonde contain approximately 4.8 million ounces from 34.7 million tonnes grading 4.3 grams per tonne (“g/t”).

The LaRonde mill processed an average of 6,587 tonnes per day (“tpd”) in the second quarter of 2011, compared with an average of 7,254 tpd in the corresponding period of 2010.  The lower throughput was largely due to a planned five day maintenance shutdown and also due to an unplanned slowdown due to the declaration of force majeure by the mine’s cyanide supplier.  While the supply contract remains under force majeure, alternative suppliers have been contracted and the mine is no longer impacted.

Minesite costs per tonne(3) were approximately C$84 in the second quarter of 2011.  These costs are higher than the C$79 per tonne experienced in the second quarter of 2010.  The increase is largely due to the 9% lower throughput in 2011, as discussed above.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce were $231 in the second quarter of 2011 on production of 27,525 ounces of gold.  This compares with the second quarter of 2010 when total cash costs per ounce were $270 on production of 41,533 ounces of gold.  The decrease in total cash costs is largely due to significantly higher byproduct metal prices which more than offset lower byproduct metal production.  The lower gold production in the 2011 period is largely related to planned mining of lower grade areas for much of the year and also due to lower second quarter throughput, as discussed above.  Higher grades are scheduled for the fourth quarter of 2011 with the first production of the higher grade LaRonde Extension.

Considering currently high byproduct metals prices, the mine is expected to maximize the contribution of its zinc and silver ores.  This may extend the mine’s life and benefit the total cash cost per ounce.

Post-2011, LaRonde is expected to ramp up to an average life of mine production of 338,000 ounces of gold per year, reflecting the higher gold grades at depth.

Goldex Mine — Low Cost Underground Mine

The 100% owned Goldex mine in northwestern Quebec began operation in 2008.  Proven and probable gold reserves total 1.6 million ounces from 27.8 million tonnes grading 1.8 g/t.

The Goldex mill processed an average of 8,448 tpd in the second quarter of 2011.  During the second quarter of 2010, the plant processed 7,327 tpd.  The mill has now demonstrated that it can sustain approximately 8,000 tonnes per day following the installation of a permanent secondary crusher and additional tailings pump capacity in the first quarter of 2010.

(3)  Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

Minesite costs per tonne at Goldex were approximately C$20 in the second quarter of 2011, lower than the C$24 incurred in the second quarter of 2010.  These lower unit costs were largely related to the 15% higher throughput in the mill.

Payable gold production in the second quarter of 2011 was 41,998 ounces at total cash costs per ounce of $385.  This compares to second quarter 2010 gold production of 48,334 ounces at total cash costs per ounce of $325.  The decrease in gold production is due to the mining of lower grade material during the 2011 period which also negatively impacted the total cash costs per ounce.  The higher total cash costs are largely due to the  lower gold production.

Grouting of a shear zone is underway to reduce the water inflow to the underground mine.  This water flow has caused soil settlement issues at the minesite as previously saturated soils around the minesite are draining.  However, flow rates have been controlled as remediation continues.

Goldex’s D Zone Continues to Grow

Ongoing exploration at Goldex has resulted in significant success from the D Zone, the large mineralized body directly below the current mining operation.  The initial gold resource at the D Zone is 14.4 million tonnes grading 1.62 g/t in the inferred category (or 746,000 ounces of gold), as of December 31, 2010.

Incorporating recent results, the top of the D Zone is now approximately 840 metres below surface, and it has been traced to a depth of 1,350 metres below surface.  The zone is estimated to be approximately 350 metres wide and between 60 metres and 120 metres thick, as shown on the linked Goldex longitudinal section.

[Goldex — Composite Longitudinal section] Link to image

The present dimensions and grade of the D Zone appear to be similar to the Goldex orebody.

The 2011 exploration program at Goldex includes a 300-metre exploration ramp and 12,000 metres of drilling from the ramp.  Ramp construction began in April 2011 and should be completed by the end of this year.  Drilling from the ramp is expected to begin in the third quarter.

Drilling in 2011 has located mineralization outside of the resource envelope and the deposit remains open at depth.  Twenty-one holes (11,272 metres) were drilled in the D Zone during the second quarter.  Selected results are shown in the table below, with the pierce points of these drill holes shown on the longitudinal section for the Goldex Mine.

Significant recent Goldex D Zone drill results

Drill Hole	Zone	Purpose	From (metres)	To (metres)	Core length* (metres)	Gold grade (g/t) (uncut)
73-426	D	exploration	496.5	613.5	117.0	3.02
73-427	D	exploration	525.0	637.5	112.5	1.84
73-429	D	exploration	634.5	711.0	76.5	1.48
84-023	D	exploration	285.0	463.5	178.5	1.32
incl	D		394.5	463.5	69.0	1.70
84-067	D	exploration	337.5	457.5	120.0	1.50
incl	D		337.5	399.0	61.5	2.40
76-013**	D	exploration	511.5	751.5	240.0	2.47
incl			613.5	733.5	120.0	3.09
76-014**	D	exploration	655.5	847.5	192.0	2.17
incl			655.5	753.0	97.5	3.07

*Cannot determine true width yet, as the geometry of the D Zone not fully understood.

** Holes 76-013 and 76-014 were previously released in the April 28, 2011 press release.

Several recent holes confirm the strong continuity of mineralization within the resource envelope.  Hole 73-426 intersected 117.0 metres core length grading 3.0 g/t gold, which is one of the highest grade intercepts in the D Zone.  Hole 73-427 intersected 112.5 metres grading 1.8 g/t gold at 1,056 metres below surface, showing broad mineralization up to the western limit of the zone.

Three recent holes located thick mineralization outside of the current D Zone resource envelope, some with grades higher than those from past holes within the D Zone.  Twenty-five metres east of the current resource, hole 84-067 had an intercept of 61.5 metres grading 2.4 g/t gold at 1,115 metres depth.  Hole 73-429, 70 metres west of the current resource, at 1,170 metres depth returned 76.5 metres of core length grading 1.5 g/t gold. Holes 76-013 and 76-014, which were previously released, showed that the mineralization continues below the current resource envelope in thick widths and higher grade.

The success of the exploration program to date has the potential to significantly increase the reserves and mine life at Goldex.  The Company is considering extending the underground ramp beyond the currently planned 300 metres to provide additional drill platforms.  The Company will also conduct a preliminary assessment during the second half of 2011 regarding the viability of mining the D Zone and to guide exploration in 2012.

Kittila Mine — Cost Reduction the Focus

The 100% owned Kittila mine in northern Finland achieved commercial production in May 2009.  Proven and probable gold reserves total approximately 4.9 million ounces from 32.7 million tonnes grading 4.6 g/t.

The Kittila mill processed an average of 2,561 tpd in the second quarter of 2011 as compared to its 3,000 tpd design rate.  In the second quarter of 2010, the Kittila mill processed 2,412 tpd.  The mill throughput was below design rate largely due to two maintenance shutdowns (totaled 15 days) for work on the autoclave.  The mine is systematically upgrading and modifying the agitator mechanisms to reduce the possibility of future failures.  The mill has been operating normally at approximately 3,200 tpd and recoveries have averaged 83% since the repairs were completed on June 14th.

Gold recoveries in the second quarter of 2011 were 82.7%, essentially at the design rate of 83%.  This compares with the second quarter of 2010 when the recoveries were approximately 68%.  This improvement in mill recovery was largely due to a change in the process that improved the feed to the autoclave.

Minesite costs per tonne at Kittila were approximately €79 in the second quarter of 2011, compared to €64 in the second quarter of 2010.  The increase in minesite costs was largely due to low mill availability and mill production because of unplanned maintenance shutdowns and a significant draw-down of the ore stockpile due to a slowdown in mining of the Suuri pit during remediation of the east wall (the Suuri pit is back to normal operations).  Additionally, the minesite costs were high due industry-wide cost pressure on items such as fuel and electricity costs, material costs underground and high contractor costs.

Now that the mine is operating at steady state, the focus going forward will be on reducing the minesite costs.  Changes in the mining operation and some specific measures that are expected to contribute to lower costs going forward include:

•                  mill efficiencies and increased throughput

•                  eliminating or significantly decreasing the use of contractors

•                  other optimization and efficiencies

These factors and initiatives are expected to reduce the ongoing minesite cost per tonne at Kittila between €10 and €20 in the next twelve months.

Second quarter 2011 gold production at Kittila was 30,811 ounces with a total cash cost per ounce of $850. In the second quarter of 2010 the mine produced 31,593 ounces at total cash costs per ounce of $607. The lower gold production and higher costs were largely the result of lower throughput in the second quarter of 2011 combined with the cost issues mentioned above. Total cash costs per ounce were also unfavorably impacted by a weaker US dollar (USD per Euro of 1.27 in Q2 2010 vs 1.44 in Q2 2011)

Drill Intersections Continue to Indicate Reserve Growth

Recent exploration drilling at Kittila has resulted in one of the best intercepts ever reported from the property, showing that the Rimpi zone could become a significant source of gold reserves in the future.

Hole RIE-11-008 returned 7.1 g/t gold over 21.0 metres true width at 850 metres below surface.  This hole is located approximately 200 metres beneath the current resource envelope at Rimpi and approximately 1.4 kilometres north of the current resource envelope at this depth.  The Rimpi deposit is open at depth and along strike.  Other drilling such as holes RIM-10-003B, RIM-10-009 and RIM-10-010 show that the Rimpi Zone continues to grow at shallower depths as well.  The focus of the exploration program at Rimpi for the rest of the year will be to continue to define and expand this zone of high grade mineralization.

Rimpi - Deep Drill Results

Drill Hole	Lens	Purpose	From (metres)	To (metres)	Estimated True Width (metres)	Gold (g/t) (uncut*)
RIM-10-003B	Rimpi South	exploration	679	685	4.0	3.64
RIM-10-010	Rimpi South	conversion	606	615.2	6.2	9.93
RIM-100-09	Rimpi South	conversion	474	485	5.7	6.28
RIE-110-08	Rimpi	exploration	909	916	4.1	3.23
and			949	1007	21.0	7.10

*Note: all drill results at Kittila are reported as uncut gold grades

[Kittila long section] Link to image

Recently, there are also strong drill results within and nearby the Roura resources, including hole ROU-09-002F that yielded 9.3 g/t gold over 11.2 metres, and hole ROU-10-036D that yielded 6.0 g/t gold over 7.8 metres.  These results are expected to increase the mineral resources from Kittila.

Roura Drill Results

Drill Hole	Lens	Purpose	From (metres)	To (metres)	Estimated True Width (metres)	Gold (g/t) (uncut)
ROU-09-002F	Roura Central	exploration	697	719	11.2	9.32
and	Roura Central		756	768	6.2	3.47
ROU-100-36D	Roura North	exploration	1074	1091	7.8	5.98

The Kittila exploration program will be accelerated with the addition of a 2,400-metre exploration ramp built over a three-year period from the Suuri zone to the Roura zone between 500 metres and 800 metres depth.  This ramp will improve access for deep drilling in the Suuri, Roura and Rimpi zones.  Underground ramp development began in early April and drilling from the ramp is expected to begin later this year.

A feasibility study regarding a 50% increase in mill throughput at Kittila is expected to be reviewed in the fourth quarter of 2011.  The exploration results from the first half of 2011, particularly the downward extension of the Rimpi zone, could enhance the economics for the study.  With the continued success expanding the mineralization to the north and at depth, the Company is already considering a second expansion, likely involving the sinking of a shaft.  This study for this expansion opportunity is expected to begin in 2012.

Lapa — Record Quarterly Throughput

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.  Proven and probable gold reserves total approximately 0.7 million ounces from 2.8 million tonnes grading 7.4 g/t.

The Lapa circuit at the LaRonde mill processed an average of 1,763 tpd, a quarterly record, in the second quarter of 2011.  This compares with an average of 1,523 tonnes per day in the second quarter of 2010 as Lapa continues to exceed its design throughput of 1,500 tpd.

Minesite costs per tonne were C$102 in the second quarter of 2011, compared to C$118 in the second quarter of 2010.  The lower cost is largely due to the increased throughput, as discussed above.

Payable production in the second quarter of 2011 was 28,552 ounces of gold at total cash costs per ounce of $599.  This compares with the second quarter of 2010, when production was 28,927 ounces of gold at total cash costs per ounce of $545.  The decrease in gold production and increase in costs is largely due to the decrease in grade, partly offset by the increase in mill throughput.  The lower grade was largely due to lower grades in the 2011 mineral reserve model.  The lower grades in the model largely reflect a higher gold price and therefore a lower cut off grade for reserves (reserve grade dropped to 7.4 g/t for year-end 2010 versus 8.2 g/t for year-end 2009).

Pinos Altos — Record Gold Production at Low Costs

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.  Proven and probable reserves, including the stand-alone, heap leach, Creston Mascota mine, total 3.3 million ounces of gold and 92.0 million ounces of silver from 44.2 million tonnes grading 2.3 g/t gold and 64.8 g/t silver.

The Pinos Altos mill processed an average of 4,711 tpd in the second quarter of 2011.  This compares favourably with 3,575 tonnes per day in the second quarter of 2010.  The mill is now routinely performing at process rates above the initial design capacity of 4,000 tpd following the installation of two additional tailings filters in the third quarter of 2010.

Minesite costs per tonne were $28 in the second quarter of 2011, compared to $28 in the second quarter of 2010.

Payable production in the second quarter of 2011 was a record 51,066 ounces of gold at total cash costs per ounce of $299, including the satellite Creston Mascota operation.  This compares with production of 29,665 ounces at a total cash cost of $365 in the second quarter of 2010.  The higher gold production and lower costs are largely due to the inclusion of Creston Mascota and the increased mill throughput.

The first gold production from Creston Mascota occurred during the fourth quarter of 2010.  In the second quarter of 2011, payable gold production from this heap leach operation was 9,449 ounces (included in the Pinos Altos total above).  Commercial production at Creston Mascota was achieved on March 1, 2011.

Due to the improved mill capacity and the increased underground ore reserve tonnage at Pinos Altos, the Company is evaluating alternatives with respect to increasing the underground mine capacity either through an additional production ramp or via a production shaft.    The study is expected to be completed near the end of 2011.

Meadowbank — Permanent Secondary Crusher Now Operating

The 100% owned Meadowbank mine is located in the Nunavut Territory in northern Canada.  Proven and probable gold reserves total 3.5 million ounces from 34.1 million tonnes grading 3.2 g/t.  An additional 9.1 million tonnes grading 1.0 g/t (or 0.3 million ounces) of indicated gold resources are within the currently contemplated pit limits.

The Meadowbank mill processed an average of 7,332 tpd in the second quarter of 2011 despite the March 2011 fire which impacted operations through April.  This compares with the second quarter of 2010 when the mine processed approximately 6,262 tpd.  The increase in throughput was largely due to the fact that the second quarter of 2010 was the mine’s first full quarter of production and it was still undergoing normal ramp up at that time.

Minesite costs per tonne were C$81 in the second quarter of 2011 as compared to the second quarter of 2010 when minesite costs per tonne were C$94.  The lower costs in the 2011 period are largely due to the increase in the mill throughput and increased productivity in the pit.

Payable production in the second quarter of 2011 was 59,376 ounces of gold at total cash costs per ounce of gold of $910.  This compares with payable production of 77,676 ounces at total cash costs of $663 per ounce in the second quarter of 2010.  The decrease in gold ounces and increase in cost was largely due to the mining of 34% lower grades in the 2011 period.  Part of the reason for lower grades was the scheduled mining of lower grade mining blocks, but also partly due to dilution issues identified during the second quarter of 2011.

These costs are expected to decline dramatically in 2011 as throughput has improved significantly with the installation of the permanent secondary crusher in June, 2011.   The design rate of 8,500 tpd is expected to be achieved on a steady state basis going forward.  In fact, to date in July the mill has averaged 9,257 tpd at head grades of 3.08 g/t (reserve grade of 3.2 g/t) and costs have declined accordingly.

Additionally, changes to the blasting techniques have already improved the dilution situation at the mine. While it is still early, significant improvement in blast displacement has been observed.  As a result, actual grades are currently closer to what was predicted in the reserve model.  Further refinement of blasting procedures and reconciliation is ongoing.

Dividend Record and Payment Dates for the Remainder of 2011

Record Date	Payment Date
September 1	September 15
December 1	December 15

Dividend Reinvestment Program

Please follow the link below for information on the Company’s dividend reinvestment program.

DividendReinvestmentPlan

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholder’s exposure to gold, on a per share basis.  It has paid a cash dividend for 29 consecutive years.  www.agnico-eagle.com

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis, Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Gross mine profit (exclusive of amortization shown below) (Note 1)
LaRonde	$46,017	$43,614	95,000	$89,001
Goldex	46,739	42,635	87,072	69,059
Lapa	27,737	20,204	46,915	41,477
Kittila	18,934	16,625	46,765	28,095
Pinos Altos (Note 2)	52,568	22,626	99,827	35,257
Meadowbank	28,942	35,179	58,859	37,350
Total gross mine profit	220,937	180,883	434,438	300,239
Amortization	59,235	44,003	121,164	74,506
Corporate	56,936	28,331	131,146	75,910
Income before tax	104,766	108,549	182,128	149,823
Tax provision	35,941	8,189	68,039	27,131
Net earnings	$68,825	$100,360	$114,089	$122,692
Net earning per share	$0.41	$0.64	$0.68	$0.78
Operating cash flow	$162,821	$161,574	$333,864	$236,065
Realized price per sales volume (US$):
Gold (per ounce)	$1,530	$1,222	$1,466	$1,168
Silver (per ounce)	$38.50	$19.29	$37.31	$18.94
Zinc (per tonne)	$2,257	$1,890	$2,340	$2,057
Copper (per tonne)	$8,565	$6,581	$9,377	$6,934
Payable production:
Gold (ounces)
LaRonde	27,525	41,533	64,418	86,569
Goldex	41,998	48,334	80,498	90,603
Lapa	28,552	28,927	55,466	60,480
Kittila	30,811	31,593	71,128	56,140
Pinos Altos (Note 2)	51,066	29,665	99,067	55,893
Meadowbank	59,376	77,676	121,113	96,275
Total gold (ounces)	239,328	257,728	491,690	445,960
Silver (000s ounces)
LaRonde	736	860	1,416	1,735
Pinos Altos (Note 2)	452	248	858	470
Meadowbank	13	12	26	14
Total silver (000s ounces)	1,201	1,120	2,300	2,219
Zinc (tonnes)	14,678	18,465	26,619	32,689
Copper (tonnes)	666	1,056	1,483	2,108
Payable metal sold:
Gold (ounces — LaRonde)	28,589	41,666	66,048	86,906
Gold (ounces — Goldex)	41,564	48,310	83,459	86,173
Gold (ounces — Lapa)	29,749	31,920	55,525	66,113
Gold (ounces — Kittila)	29,794	28,588	70,492	59,262
Gold (ounces — Pinos Altos) (Note 2)	48,847	30,634	94,331	51,599
Gold (ounces — Meadowbank)	58,767	70,182	120,695	77,285
Total gold (ounces)	237,310	251,300	490,550	427,338
Silver (000s ounces — LaRonde)	726	884	1,405	1,659
Silver (000s ounces — Pinos Altos) (Note 2)	428	267	837	487
Silver (000s ounces — Meadowbank)	14	14	35	14
Total silver (ounces)	1,168	1,165	2,277	2,160
Zinc (tonnes)	16,649	15,437	24,951	29,966
Copper (tonnes)	658	1,043	1,478	2,090
Total cash costs per ounce of gold (Note 3):
LaRonde	$231	$270	$92	$216
Goldex	$385	$325	$407	$348
Lapa	$599	$545	$614	$516
Kittila	$850	$607	$758	$663
Pinos Altos	$299	$365	$306	$384
Meadowbank	$910	$663	$927	$695
Weighted average total cash costs per ounce	$565	$482	$548	$464

Note 1

Gross mine profit is calculated as total revenues from all metals, by mine, minus total production costs, by mine.

Note 2

Creston Mascota achieved commercial production as of March 1, 2011. All payable production ounces are post commercial production as they were sold after March 1, 2011.

Note 3

Total cash costs per ounce of gold is calculated net of silver, copper, zinc and other byproduct credits. The weighted average total cash cost per ounce is based on commercial production ounces.  Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to production costs, see Note 1 to the financial statements.  See also “Note Regarding Certain Measures of Performance”.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at June 30, 2011	As at December 31, 2010

ASSETS
Current
Cash and cash equivalents	$138,959	$104,645
Trade receivables	64,821	112,949
Inventories:
Ore stockpiles	66,130	67,764
Concentrates	66,905	50,332
Supplies	186,852	149,647
Other current assets	202,131	188,885
Fair value of derivative assets	2,148	—
Total current assets	727,946	674,222

Other assets	63,295	61,502
Future income and mining tax assets	2,771	—
Goodwill	200,064	200,064
Property, plant and mine development	4,647,580	4,564,563
	$5,641,656	$5,500,351
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$222,007	$170,967
Dividends payable	53,964	108,009
Interest payable	9,808	9,743
Income taxes payable	8,028	14,450
Fair value of derivative financial instruments	—	142

Total current liabilities	293,807	303,311

Long term debt	600,000	650,000

Reclamation provision and other liabilities	150,033	145,536

Future income and mining tax liabilities	770,832	736,054

Shareholders’ equity
Common shares
Authorized — unlimited
Issued — 169,207,761 (December 31, 2010 — 168,763,496)	3,102,141	3,078,217
Stock options	103,139	78,554
Warrants	24,858	24,858
Contributed surplus	15,166	15,166
Retained earnings	554,354	440,265
Accumulated other comprehensive income	27,326	28,390

Total shareholders’ equity	3,826,984	3,665,450
	$5,641,656	$5,500,351

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

REVENUES
Revenues from mining operations	$433,691	$347,456	$845,759	$585,039
Interest and sundry income	757	6,488	2,356	7,315
Gain on sale of available-for-sale securities	420	—	4,814	346
	434,868	353,944	852,929	592,700
COSTS AND EXPENSES
Production	212,754	166,573	411,321	284,800
Exploration and corporate development	17,289	12,955	34,267	20,459
Amortization	59,235	44,003	121,164	74,506
General and administrative	24,122	23,240	59,274	51,670
Provincial capital tax	—	742	—	155
Interest	13,989	15,309	27,997	19,813
Foreign currency loss (gain)	2,713	(17,427)	16,778	(8,526)

Income before income, mining and federal capital taxes	104,766	108,549	182,128	149,823
Income and mining tax expense (recovery)	35,941	8,189	68,039	27,131

Net income for the period	$68,825	$100,360	$114,089	$122,692

Net income per share — basic	$0.41	$0.64	$0.68	$0.78

Net income per share — diluted	$0.40	$0.63	$0.66	$0.77

Weighted average number of shares outstanding (in thousands)
Basic	169,029	156,899	168,949	156,789
Diluted	172,448	159,920	172,632	159,585

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Operating activities
Net income for the period	$68,825	$100,360	$114,089	$122,692
Add (deduct) items not affecting cash:
Amortization	59,235	44,003	121,164	74,506
Future income and mining taxes	17,035	431	25,914	13,526
Gain on sale of available-for-sale securities and derivative financial instruments	(534)	(3,716)	(6,962)	(4,175)
Amortization of deferred costs and other	17,135	(2,179)	54,438	24,881
Changes in non-cash working capital balances
Trade receivables	6,745	7,826	48,128	28,216
Income taxes payable	550	10,771	(12,507)	14,695
Inventories	(37,667)	(16,068)	(54,262)	(41,610)
Other current assets	(9,525)	(16,903)	(5,059)	(20,785)
Interest payable	(10,705)	8,562	65	8,223
Accounts payable and accrued liabilities	51,727	28,487	48,856	15,896

Cash provided by operating activities	162,821	161,574	333,864	236,065

Investing activities
Additions to property, plant and mine development	(114,402)	(117,017)	(211,251)	(229,580)
Acquisition, investments and other	(2,154)	733	2,045	(4,909)

Cash used in investing activities	(116,556)	(116,284)	(209,206)	(234,489)

Financing activities
Dividends paid	(23,313)	—	(49,133)	(26,830)
Repayment of capital lease and other	(4,186)	(8,573)	(7,239)	(10,112)
Proceeds from long term debt	80,000	1,101,000	80,000	1,201,000
Repayment of long term debt	(80,000)	(1,101,000)	(130,000)	(1,181,000)
Sales-leaseback financing	—	—	—	3,005
Credit facility financing cost	—	(12,488)	—	(12,488)
Proceeds from common shares issued	5,319	10,639	15,350	14,357

Cash provided by (used in) financing activities	(22,180)	(10,422)	(91,022)	(12,068)

Effect of exchange rate changes on cash and cash equivalents	49	(134)	678	(315)

Net increase (decrease) in cash and cash equivalents during the period	24,134	34,734	34,314	(10,807)
Cash and cash equivalents, beginning of period	114,825	118,052	104,645	163,593

Cash and cash equivalents, end of period	$138,959	$152,786	$138,959	$152,786

Other operating cash flow information:
Interest paid during the period	$23,075	$4,708	$26,304	$13,430
Income, mining and capital taxes paid during the period	$14,537	$—	$49,756	$1,497

Note 1  The following tables provide a reconciliation, on an individual mine basis, of the total cash costs per ounce of gold produced and minesite costs per tonne to production costs as set out the interim consolidated financial statements:

Total Cash Costs per Ounce of Gold By Mine

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Total Production costs per Consolidated Statements of Income	$212,754	$166,573	$411,321	$284,800

Attributable to LaRonde	54,457	46,605	102,342	92,087
Attributable to Goldex	16,357	16,469	34,231	30,269
Attributable to Lapa	17,333	17,830	34,084	34,209
Attributable to Kittila	25,961	18,100	54,461	41,118
Attributable to Pinos Altos	38,085	18,537	68,992	32,386
Attributable to Meadowbank	60,561	49,032	117,211	54,731
Total	$212,754	$166,573	$411,321	$284,800

LaRonde

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs	$54,457	$46,605	$102,342	$92,087
Adjustments:
Byproduct revenues	(45,516)	(39,252)	(98,495)	(77,643)
Inventory adjustment(i)	(1,899)	4,203	3,453	4,967
Non-cash reclamation provision	(684)	(337)	(1,384)	(672)
Cash operating costs	$6,358	$11,219	$5,916	$18,739
Gold production (ounces)	27,525	41,533	64,418	86,569
Total cash costs (per ounce)(iii)	$231	$270	$92	$216

Goldex

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs	$16,357	$16,469	$34,231	$30,269
Adjustments:
Byproduct revenues	107	(8)	194	(14)
Inventory adjustment(i)	(224)	(690)	(1,533)	1,411
Non-cash reclamation provision	(58)	(54)	(113)	(108)
Cash operating costs	$16,182	$15,717	$32,779	$31,558
Gold production (ounces)	41,998	48,334	80,498	90,603
Total cash costs (per ounce)(iii)	$385	$325	$407	$348

Lapa

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs	$17,333	$17,830	$34,084	$34,209
Adjustments:
Byproduct revenues	157	(7)	223	(27)
Inventory adjustment(i)	(366)	(2,038)	(208)	(2,964)
Non-cash reclamation provision	(15)	(14)	(30)	(28)
Cash operating costs	$17,109	$15,771	$34,069	$31,190
Gold production (ounces)	28,552	28,927	55,466	60,480
Total cash costs (per ounce)(iii)	$599	$545	$614	$516

Kittila

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs	$25,961	$18,100	$54,461	$41,118
Adjustments:
Byproduct revenues	15	(5)	92	(30)
Inventory adjustment(i)	2,920	1,146	2,077	(3,702)
Non-cash reclamation provision	(55)	(65)	(105)	(164)
Stripping (capitalized vs expensed) (ii)	(2,643)	—	(2,643)	—
Cash operating costs	$26,198	$19,176	$53,882	$37,222
Gold production (ounces)	30,811	31,593	71,128	56,140
Total cash costs (per ounce)(iii)	$850	$607	$758	$663

Pinos Altos (includes Creston Mascota)

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs	$38,085	$18,537	$68,992	$32,386
Adjustments:
Byproduct revenues	(15,986)	(4,885)	(30,989)	(8,572)
Inventory adjustment(i)	292	(1,115)	5,989	378
Non-cash reclamation provision	(348)	(214)	(630)	(428)
Stripping (capitalized vs expensed) (ii)	(6,765)	(1,477)	(13,090)	(2,288)
Cash operating costs	$15,278	$10,846	$30,272	$21,476
Gold production (ounces)	51,066	29,665	99,067	55,893
Total cash costs (per ounce)(iii)	$299	$365	$306	$384

Meadowbank

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs	$60,561	$49,032	$117,211	$54,731
Adjustments:
Byproduct revenues	(395)	(232)	(844)	(258)
Inventory adjustment(i)	260	3,031	2,686	12,192
Non-cash reclamation provision	(427)	(367)	(839)	(494)
Stripping (capitalized vs expensed) (ii)	(5,950)	—	(5,950)	—
Cash operating costs	$54,049	$51,464	$112,264	$66,171
Gold production (ounces)	59,376	77,676	121,113	95,191
Total cash costs (per ounce)(iii)	$910	$663	$927	$695

Minesite Cost per Tonne

LaRonde

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs	$54,457	$46,605	$102,342	$92,087
Adjustments:
Inventory adjustments (iv)	(2,055)	4,203	2,462	4,967
Non-cash reclamation provision	(684)	(337)	(1,384)	(672)
Minesite operating costs (US$)	$51,718	$50,471	$103,420	$96,382
Minesite operating costs (C$)	$50,259	$52,125	$100,616	$99,202
Tonnes of ore milled (000s)	599	660	1,184	1,324
Minesite cost per tonne (C$) (v)	$84	$79	$85	$75

Goldex

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs	$16,357	$16,469	$34,231	$30,269
Adjustments:
Inventory adjustments (iv)	(20)	(690)	(1,181)	1,411
Non-cash reclamation provision	(58)	(54)	(113)	(108)
Minesite operating costs (US$)	$16,279	$15,725	$32,937	$31,572
Minesite operating costs (C$)	$15,658	$16,197	$31,985	$32,510
Tonnes of ore milled (000s)	769	667	1,484	1,334
Minesite cost per tonne (C$) (v)	$20	$24	$22	$24

Lapa

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs	$17,333	$17,830	$34,084	$34,209
Adjustments:
Inventory adjustments (iv)	(274)	(2,038)	32	(2,964)
Non-cash reclamation provision	(15)	(14)	(30)	(28)
Minesite operating costs (US$)	$17,044	$15,778	$34,086	$31,217
Minesite operating costs (C$)	$16,289	$16,347	$32,929	$32,179
Tonnes of ore milled (000s)	160	139	302	267
Minesite cost per tonne (C$) (v)	$102	$118	$109	$120

Kittila

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs	$25,961	$18,100	$54,461	$41,118
Adjustments:
Inventory adjustments (iv)	2,920	1,146	2,077	(3,702)
Non-cash reclamation provision	(55)	(65)	(105)	(164)
Stripping (capitalized vs expensed)(ii)	(2,643)	—	(2,643)	—
Minesite operating costs (US$)	$26,183	$19,181	$53,790	$37,252
Minesite operating costs (EUR)	€18,395	€14,111	€38,105	€28,026
Tonnes of ore milled (000s)	233	220	495	437
Minesite cost per tonne (EUR) (v)	€79	€64	€77	€64

Pinos Altos (includes Creston Mascota)

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs	$38,085	$18,537	$68,992	$32,386
Adjustments:
Inventory adjustments (iv)	(181)	(1,115)	4,883	378
Non-cash reclamation provision	(348)	(214)	(630)	(428)
Stripping (capitalized vs expensed)(ii)	(6,765)	(1,477)	(13,090)	(2,288)
Minesite operating costs (US$)	$30,791	$15,731	$60,155	$30,048
Tonnes of ore processed (000s)	1,114	553	2,147	1,004
Minesite cost per tonne (US$) (v)	$28	$28	$28	$30

Meadowbank

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs	$60,561	$49,032	$117,211	$54,731
Adjustments:
Inventory adjustments (iv)	1,193	3,031	3,965	12,192
Non-cash reclamation provision	(427)	(367)	(839)	(494)
Stripping (capitalized vs expensed)(ii)	(5,950)	—	(5,950)	—
Minesite operating costs (US$)	$55,377	$51,696	$114,387	$66,429
Minesite operating costs (C$)	$53,939	$53,642	$112,181	$68,759
Tonnes of ore milled (000s)	667	570	1,296	733
Minesite cost per tonne (C$) (v)	$81	$94	$87	$94

(i)    Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)   The Company has decided to report total cash costs using the more common industry practice of deferring certain stripping costs that can be attributed to future production.  The methodology is in line with the Gold Institute Production Cost Standard.  The purpose of adjusting for these stripping costs is to enhance the comparability of cash costs to the majority of the Company’s peers within the mining industry.  The previous period’s cash costs have been adjusted accordingly also.

(iii)  Total cash cost per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)  This inventory adjustment reflects production costs associated with unsold concentrates.

(v)   Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Note Regarding Certain Measures of Performance

This press release presents measures including “total cash costs per ounce” and “minesite costs per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year-over-year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. A reconciliation of the Company’s total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out in Note 1 to the financial statements of the Company for the period ended December 31, 2010 contained herein.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-President Project Development and a “Qualified Person” for the purposes of NI 43-101.

Detailed Mineral Reserve and Resource Data (as at December 31, 2010)

	Au	Ag	Cu	Zn	Pb	Au	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s oz.)	(000s)
Proven Mineral Reserve
Goldex (underground)	1.87					890	14,804
Kittila (open pit)	4.19					53	395
Kittila (underground)	6.00					2	8
Kittila total proven	4.23					55	403
Lapa (underground)	7.24					261	1,122
LaRonde (underground)	2.36	55.17	0.26	2.78	0.32	366	4,838
Meadowbank (open pit)	3.13					85	839
Pinos Altos (open pit)	0.89	13.26				31	1,078
Pinos Altos (underground)	2.52	78.68				144	1,786
Pinos Altos total proven	1.90	54.06				175	2,864
Subtotal Proven Mineral Reserve	2.29					1,832	24,869

Probable Mineral Reserve
Goldex (underground)	1.62					676	12,990
Kittila (open pit)	5.28					281	1,657
Kittila (underground)	4.61					4,544	30,672
Kittila total probable	4.64					4,826	32,329
Lapa (underground)	7.56					416	1,709
LaRonde (underground)	4.63	23.99	0.28	0.90	0.07	4,452	29,892
Meadowbank (open pit)	3.18					3,402	33,259
Meliadine (open pit)	6.91					953	4,287
Meliadine (underground)	9.89					1,647	5,180
Meliadine total probable	8.54					2,600	9,467
Pinos Altos (open pit)	1.98	45.34				1,083	16,987
Pinos Altos (underground)	2.58	79.64				2,013	24,311
Pinos Altos total probable	2.33	65.53				3,096	41,298
Subtotal Probable Mineral Reserve	3.76					19,467	160,944
Total Proven and Probable Mineral Reserves	3.57					21,299	185,813

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Indicated Mineral Resource
Bousquet (underground)	5.63					1,704
Ellison (underground)	5.68					415
Goldex (underground)	1.77					8,273
Kittila (underground)	2.41					15,348
Lapa (underground)	4.10					1,770
LaRonde (underground)	1.89	23.96	0.12	1.36	0.13	6,933
Meadowbank (open pit)	1.40					23,441
Meadowbank (underground)	4.39					2,318
Meadowbank total indicated	1.67					25,759
Meliadine (open pit)	5.25					1,968
Meliadine (underground)	5.20					6,839
Meliadine total indicated	5.21					8,807
Pinos Altos (open pit)	0.88	12.42				15,832
Pinos Altos (underground)	1.25	35.76				9,789
Pinos Altos total indicated	1.02	21.34				25,621
Swanson (open pit)	1.93					504
Total Indicated Resource	2.10					95,135

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Inferred Mineral Resource
Bousquet (open pit)	1.87					18,798
Bousquet (underground)	7.45					1,667
Bousquet total inferred	2.32					20,464
Ellison (underground)	5.81					786
Goldex (underground)	1.67					25,813
Kittila (open pit)	3.71					362
Kittila (underground)	2.44					7,958
Kittila total inferred	2.50					8,320
Kuotko, Finland (open pit)	3.24					1,116
Kylmäkangas, Finland (underground)	4.07					1,924
Lapa (underground)	8.27					454
LaRonde (underground)	3.72	12.24	0.27	0.48	0.05	11,526
Meadowbank (open pit)	1.85					9,393
Meadowbank (underground)	5.62					824
Meadowbank total inferred	2.15					10,218
Meliadine (open pit)	4.86					2,388
Meliadine (underground)	7.47					9,446
Meliadine total inferred	6.94					11,834
Pinos Altos (open pit)	0.87	17.34				21,913
Pinos Altos (underground)	2.38	59.24				3,744
Pinos Altos total inferred	1.09	23.46				25,657
Total Inferred Resource	2.59					118,111

Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest thousand. Reserves are not a sub-set of resources. No measured resources were estimated.

Forward-Looking Statements

The information in this news release has been prepared as at July 27, 2011. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, orebody configurations, metal production, life of mine trends, production estimates, the estimated timing of scoping and other studies, the methods by which ore will be extracted or processed, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, equipment failures, accidents, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United  States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This news release uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Agnico-Eagle uses certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.

Estimates for all properties were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimates reported by the Company on February 16, 2011 were based on three-year average prices for the period ending December 31, 2010 of $1,024 per ounce gold, $16.62 per ounce silver, $0.86 per pound zinc, $2.97 per pound copper, $0.90 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.08, 1.40 and 12.43, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred”

resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico-Eagle	Qualified Person responsible for Exploration and relationship to Agnico-Eagle	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, Bousquet & Ellison, Quebec, Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	François Blanchet Ing., LaRonde Division Superintendent of geology	March 23, 2005
Kittila, Kuotko and Kylmakangas, Finland	Daniel Doucet, Ing., Corporate Director of Geology	Marc Legault P.Eng., VP Project Development	March 4, 2010
Pinos Altos, Chihuahua, Mexico. Swanson, Quebec, Canada	Dyane Duquette, P.Geo., Superintendent of geology, Technical Services Group	Mine site: Dyane Duquette, P.Geo.; Regional: Roger Doucet, P.Geo., Exploration manager for Mexico	March 25, 2009
Meadowbank, Nunavut, Canada	Bruno Perron P.Eng., Meadowbank Superintendent of geology	Mine site: Bruno Perron P.Eng., Meadowbank Division Superintendent of geology; Regional: Guy Gosselin Ing., VP Exploration	December 15, 2008
Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology	Richard Genest, Ing., Goldex Division Superintendent of geology	October 27, 2005
Lapa, Quebec, Canada	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	June 8, 2006
Meliadine, Nunavut, Canada	Dyane Duquette, P.Geo., Superintendent of geology, Technical Services Group	Denis Vaillancourt, P.Geo., Exploration manager for eastern Canada	March 8, 2011

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31, 2010. Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com. Other important operating information can be found in the Company’s Form 20-F and its news releases dated December 15, 2010 and February 16, 2011.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-President Project Development and a “Qualified Person” for the purposes of NI 43-101.